Exhibit (a)(5)(M)

EFiled: Apr 29 2011 3:21 PM EDT
Transaction ID 37315108
Case No. 6434-

IN THE COURT OF CHANCERY STATE OF DELAWARE

EILLIS TOEWS, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	) Civil Action No.
)
D. FRANK HARRISON, RICHARD B.	)
HEFNER, DAVID W. HOUSE, GARY C.	)
HILL, WILLIAM R. SNIPES, BRONCO	)
DRILLING COMPANY, INC.,	)
CHESAPEAKE ENERGY CORPORATION	)
and NOMAC ACQUISITION, INC,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

1. Plaintiff Eillis Toews (“Plaintiff”) on behalf of himself and all other similarly situated public shareholders of Bronco Drilling, Inc. (hereafter, “Bronco” or the “Company”) (the “Class”), brings the following Verified Class Action Complaint (“Complaint”) against Bronco and the members of the Company’s Board of Directors (the “Board”) for breaching their fiduciary duties, and against Chesapeake Energy Corporation and Nomac Acquisition, Inc. (“Merger Sub”) (collectively, “Chesapeake”) for aiding and abetting the same. The allegations of the Complaint are based on the knowledge of Plaintiff as to himself, and on information and belief, including the investigation of counsel and review of publicly available information as to all other matters.

NATURE OF THE ACTION

2. This is a shareholder class action brought by Plaintiff on behalf of shareholders of Bronco to enjoin and/or seek damages resulting from the proposed acquisition of the publicly owned shares of Bronco common stock by Chesapeake, as detailed herein (the “Proposed Transaction”).

3. On or about April 15, 2011, Bronco and Chesapeake announced that the parties had entered into a definitive agreement whereby would acquire Chesapeake in a cash-for-stock transaction, whereby Chesapeake would acquire Bronco for approximately $315 million. The Board caused Bronco to enter into a definitive agreement (“Merger Agreement”) to be acquired by Chesapeake in a merger transaction. Under the terms of the Merger Agreement shareholders will receive $11.00 per share in cash (“the Merger Price”).

4. The Proposed Transaction is structured in three steps: (a) a first-step tender offer; (b) a “top-up” option through which Chesapeake can acquire a significant number of additional Bronco shares in order to reach one share more than 90% ownership of Bronco common stock (the “Merger Option”); and (c) a short-form merger to cash out any Bronco shareholders who do not tender.

5. The Merger Price is the result of a flawed process that resulted in the Board’s failure to maximize shareholder value and deprives Bronco public shareholders of the ability to participate in the Company’s favorable long-term prospects.

6. The Merger Price, which represents an approximate 6% premium over the closing price of Bronco, on April 14, 2011, the day before the deal was announced is wholly inadequate given the recent performance of the Company. Bronco stock has traded above $11.00 per share as recently as April 4, 2011. Additionally, several analysts have targeted Bronco to reach $13.50 per share.

7. The officers and directors of Bronco have decided to pursue their own interests, instead of maximizing value for all Bronco shareholders, and have entered into numerous agreements to deter additional offers for the Company. Having acceded to Chesapeake’s demands for exclusivity, the Board then locked up the deal to ensure that no other potential bidders would emerge to top Bronco’s offer with onerous deal protection devices that effectively eliminate any potential auction process, including: (i) a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Chesapeake; (ii) allowing Chesapeake a free matching right to top any superior offer made by another potential acquiror; (iii) granting an irrevocable Merger Option allowing Chesapeake to purchase additional shares needed to affect a short-form merger; and (iv) Bronco has agreed to pay an improper termination fee of $13 million, payable to Chesapeake in certain circumstances, including if Bronco terminates the Merger Agreement because the Board has determined a superior proposal exists.

8. In addition to the preclusive deal protection devices, Bronco has secured voting agreements with the Company’s largest shareholders, Third Avenue Management LLC (“Third Avenue”) and Inmobilaria Carso, S.A. de C.V. (“Immobiliaria”), who, combined, own 32% of the Company,1 that are at odds with the interests of the rest of the Company’s public shareholders. These voting agreements, along with the combined 5.46% ownership interest of Company insiders virtually ensure that the Proposed Transaction will consummate without judicial intervention.

[1]

Immobilaria also owns 5.44 million warrants to purchase Bronco shares at only $7 per share, which would increase its ownership interest in the Company to 20%. This increase would raise from 33% to 40% the combined controlling interst of Immobilaria and Third Avenue.

9. The Company’s insiders are also motivated by self-interest in receiving large “change of control” payments and being able to sell otherwise illiquid restricted shares they now hold, should the Proposed Transaction be consummated. For instance, defendant Harrison (defined below), Bronco’s Chairman of the Board and Chief Executive Officer (“CEO”), stands to receive a $3 million windfall in “change of control” payments and will be able to sell approximately $6 million in restricted Company stock should the Proposed Transaction go through. This creates a serious conflict of interest for defendants in connection with the Proposed Transaction.

10. In pursuing this unlawful plan to sell Bronco for inadequate consideration, each of the defendants breached and/or aided and abetted the other defendants’ breaches of their fiduciary duties of loyalty, due care, good faith and fair dealing.

11. Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to the shareholders and to enjoin the close of the Proposed Transaction to prevent irreparable harm.

THE PARTIES

12. Plaintiff Eillis Toews is a shareholder of Bronco and has held shares at all times relevant to this Action.

13. Defendant Bronco is incorporated under the laws of the State of Delaware and its principal executive offices are located at 16217 North May Avenue, Edmond, Oklahoma 73013. Bronco is a provider of contract land drilling to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on the Nasdaq as “BRNC.”

14. Defendant Harrison (“Harrison”) has been a member of the Board since May 2005.

15. Defendant Richard B. Hefner (“Hefner”) has been a member of the Board since December 2010.

16. Defendant David W. House (“House”) has been a member of the Board since September 2008.

17. Defendant Gary C. Hill (“Hill”) has been a member of the Board since August 2006.

18. Defendant William R. Snipes (“Snipes”) has been a director of Bronco since February 2006.

19. The Defendants named in ¶¶ 14-18 are collectively referred to hereinafter as the “Individual Defendants.”

20. As directors of Bronco, each of the Individual Defendants owes the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to Plaintiff and the other members of the class. The Individual Defendants are fiduciaries to the Company’s shareholders requiring them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

21. Defendant Chesapeake is an Oklahoma Corporation, and is the second largest producer of natural gas and the most active driller of new wells in the United States.

22. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Chesapeake, which was created solely for the purposes of consummating the Proposed Transaction

23. The defendants named in ¶¶ 21 and 22 are collectively referred to hereinafter as “Chesapeake” unless otherwise indicated, and are named as Defendants herein because they are parties to the Merger Agreement and for aiding and abetting Bronco’s Board’s breaches of fiduciary duties.

24. The Individual Defendants, together with defendants Bronco and Chesapeake are collectively referred to herein as “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25. Where the directors of a publicly-traded corporation undertake a transaction that will result in either: (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

a. adversely affects the value provided to the corporation’s shareholders;

b. will unnecessarily discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c. contractually prohibits themselves from complying with their fiduciary duties;

d. will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e. will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

26. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Bronco, are obligated to refrain from:

a. participating in any transaction in which the directors’ or officers’ loyalties are divided;

b. participating in any transaction in which the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the Company; and/or

c. unjustly enriching themselves at the expense or to the detriment of the public shareholders.

27. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of Bronco. The Individual

Defendants are engaging in self-dealing, obtaining for themselves personal benefits not shared equally by Plaintiff and the Class, choosing not to provide shareholders with all information necessary to make an informed decision in connection with the Proposed Transaction, and/or are aiding and abetting other Defendants’ breaches. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the Class members are being treated fairly in connection with the Proposed Transaction.

28. The Individual Defendants also owe the Company’s shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the shareholders’ equity interest. The Individual Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction and/or are aiding and abetting other Defendants’ breaches.

SUBSTANTIVE ALLEGATIONS

29. Bronco was founded in 2001 and is headquartered in Edmond, Oklahoma. The Company provides contract land drilling and workover services to oil and natural gas exploration and production companies in the United States. The Company also provides well services, including maintenance, new well completion, and plugging and abandonment services, as well as engages in the installation and removal of downhole equipment and elimination of obstructions in the well bore to facilitate the flow of oil and gas. The Company operates drilling rigs in Oklahoma, Texas, Pennsylvania, West Virginia, North Dakota, Utah and Louisiana. In recent years the Company has steadfastly grown and will continue to grow in the future. Commenting on the Company’s recent performance Individual Defendant Harrison stated:

I am very proud of the company’s accomplishments in 2010. We were able to reduce our net debt position from $42.4 million to $0 by year end all while increasing key metrics of revenue days and Adjusted EBITDA by 31% and 74%, respectively, over 2009. We believe the strong operating performance coupled with our healthy balance sheet provides us with a great deal of flexibility as we implement new growth strategies. We have made it a priority as we move forward with our growth plans to maximize the risk reward tradeoff in these projects. We believe this will create significant value for shareholders while maintaining a prudent financial risk profile.

30. Additionally, Bronco’s stock price has increased dramatically in recent months going from $3.40 per share on July 2, 2010, to a high of $11.63 per share on March 31, 2011. Defendants are aware of Bronco’s prospect for future growth, yet they still negotiated an inadequate Merger Price. Indeed, analysts have noted that Bronco has benefited from rising oil prices and from its strategy of selling off obsolete equipment, reducing its debt and beginning to employ new rigs with more modern designs.

31. On April 15, 2011, the Company issued a press release announcing that it had entered into a definitive Merger Agreement with Chesapeake. The press release stated in pertinent part:

OKLAHOMA CITY, OKLAHOMA, APRIL 15, 2011 – Chesapeake Energy Corporation (NYSE:CHK) and Bronco Drilling Company, Inc. (NASDAQ/GS: BRNC) today announced that they have entered into a definitive agreement for Chesapeake to acquire Bronco for approximately $315 million, including debt, net working capital and outstanding warrants.

Under the agreement, Chesapeake will make a cash tender offer to acquire all outstanding shares of Bronco’s common stock at a price of $11.00 per share. The $11.00 per share purchase price represents premiums of 6% and 24% over the closing price of Bronco’s common stock on the NASDAQ on April 14, 2011 (the date of signing of the definitive agreement) and the average closing price for the 90-calendar day period ending on April 14, 2011, respectively.

The transaction has been unanimously approved by the Boards of Directors of both companies. The Board of Directors of Bronco unanimously recommends that Bronco’s shareholders accept the Chesapeake offer. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

The acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy – at an attractive price per rig. Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Chesapeake is currently Bronco’s second largest customer.

Following the closing of the transaction, Chesapeake will integrate Bronco’s 22 rigs into Chesapeake’s wholly-owned subsidiary, Nomac Drilling, L.L.C., which currently owns 95 drilling rigs available for service, of which 90 are currently drilling under contract for Chesapeake. The company is currently operating a total of 160 drilling rigs and plans to end 2012 utilizing approximately 200 drilling rigs. Chesapeake believes that the acquisition of Bronco should satisfy the vast majority of Chesapeake’s anticipated rig investment needs through 2012.

32. In their pursuit of the Proposed Transaction, the Defendants have breached their fiduciary duties to Bronco’s shareholders by depriving them of the possibility of achieving the best available price for their shares. The consideration offered in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Bronco’s common stock is materially in excess of the amount offered for those securities in the Proposed Transaction given the Company’s prospects for future growth and earnings. Bronco shares in reality will be purchased at a discount rather than a premium, as has been suggested by Defendants. At least one analyst has targeted the Company’s stock to reach $13.50 per share. Another analyst at Simmons and Co. described the premium that shareholders will receive under the Merger Price as “paltry.”

33. Additionally, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, as well as its future growth in profits and earnings. Bronco shareholders will be cashed out of their investment in the Company and will not share in the synergies and future growth of the combined post-merger company. For example, Chesapeake crowed in announcing the Proposed Transaction that the acquisition of Bronco will enable Chesapeake to make great strides in its goal of owning at least two-thirds of the rigs it operates, which Chesapeake describes as a “key aspect of its vertical integration strategy.” As a result, Defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Bronco shares in the Proposed Transaction.

34. The Proposed Transaction also unfairly prevents other companies’ potential interest in pursuing a proposed transaction or acquisition with Bronco, inter alia, by: preventing the Company from negotiating with other bidders, and by including a termination fee of $13 million payable to Chesapeake. According to § 7.02 of the Merger Agreement, the termination fee is payable if, under certain circumstances, Bronco terminates the Merger Agreement. This termination fee is grossly excessive and will unnecessarily deter other companies from making higher offers for Bronco. The break up fee would ultimately be borne by any competing bidder for Bronco, which serves ultimately to prejudice Bronco shareholders’ ability to receive maximum consideration for their shares in any transactions.

35. Additionally, Bronco’s Board failed to negotiate for a “go-shop” provision. In light of the Board’s decision to initiate sales dialogue and enter exclusive negotiations with Chesapeake a “go-shop” is the only way to ensure that shareholders receive the highest value reasonably available for their shares. While not a perfect substitute for a pre-signing auction, a “go-shop” could serve a similar function by allowing the Board to canvas the market to determine whether potential suitors are interested in making a competing bid.

36. Instead of negotiating for a “go-shop,” the Board agreed to an onerous “no solicitation” provision that prevents the Company and any of its employees, directors or officers from discussing any potential transaction that would be more beneficial to Bronco’s public shareholders, including soliciting proposals relating to alternative business combinations. § 4.02 of the Merger Agreement contains the “no solicitation” provision, which provides:

(a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or controlled Affiliate (collectively, “Representatives”) to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any Takeover Proposal or any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any Takeover Proposal, or, in each case, the making thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information, or otherwise cooperate in any way with, any Takeover Proposal or (iii) waive, terminate, modify or fail to enforce any provision of any contractual

“standstill” or similar obligation of any person other than Parent. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 4.02(a) by the Company. The Company shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished.

37. Bronco also granted Chesapeake a “matching right” in the Merger Agreement that provides Bronco five business days to revise its proposal or persuade Bronco not to change its recommendation on the merger in the face of a proposal from a third-party suitor.

38. The “matching right” dissuades interested parties from making an offer for the Company by providing Chesapeake the opportunity to make repeated matching bids to counter any competing offers. Due to the complete absence of any pre-signing market check, no justification exists for the inclusion of the “matching right” and other bid advantages in the Merger Agreement.

39. The inclusion of the “termination fee,” “no solicitation” and “matching right” (collectively, the “Deal Protections”) serve to deter competing parties from making bids and prevents the Bronco Board from properly exercising their fiduciary duties to obtain the best available strategic alternative—and resulting maximum value—for Bronco’s shareholders.

40. The Deal Protections erect barriers to competing offers and substantially increase the likelihood that the Proposed Transaction will be consummated, leaving Bronco shareholders with limited opportunity to consider any superior offer. When viewed collectively, these provisions cannot be justified as reasonable or proportionate measures to protect Bronco’s investment in the transaction process.

41. Even worse than the aforementioned Deal Protections, is that the Proposed Transaction has been pushed through and locked up the Company’s largest shareholders, Third Avenue and Immobilaria. Third Avenue and Immobilaria own a combined 32% of the Company and have entered into agreements binding them to tender their shares to Chesapeake. Furthermore, Immobilaira currently owns 5.44 million warrants to buy Bronco shares at $7 which will boost Immobilaria’s stake in the Company significantly if exercised before the Proposed Transaction closes. Third Avenue and Immobiliaria own large illiquid blocks of Bronco’s shares and have entered into voting agreements with Chesapeake to capitalize in recent gains in Bronco’s stock. This is at odds with the interests of the rest of Bronco’s shareholders who would be best served if the Company was adequately shopped to potential bidders.

42. Additionally, it is unclear what “market check” if any Bronco performed to determine the value the company would likely fetch if it were sold or merged with another company. The Individual Defendants therefore did not satisfy their fiduciary duty to use all reasonable efforts to obtain the best possible transaction for Bronco shareholders.

43. These acts, combined with other defense measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than Chesapeake for the Company from taking their bids directly to the Company’s owners—its shareholders—and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

44. In light of the foregoing, the Defendants must, as their fiduciary obligations require:

A. Implement a procedure or process to obtain competitive bids for the company or take other equivalent steps to assure that any Proposed Transaction represents the best reasonably available transaction for shareholders;

B. Act independently so that the interests of Bronco’s public shareholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent special committee to properly consider the Proposed Transaction;

C. Adequately ensure that no conflicts of interest exist between Defendants’ own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Bronco’s public shareholders; and

D. Disclose the true value of the Company and all other material information to the Company’s shareholders.

45. Accordingly, the Defendants have breached their fiduciary duties to Bronco shareholders by causing the Company to enter into the definitive Proposed Transaction that provides for the sale of Bronco at an unfair price, and which deprives Bronco’s public shareholders of maximum value to which they are entitled.

CLASS ACTION ALLEGATIONS

46. Plaintiff brings this action, on behalf of himself and all other public owners of Bronco common stock, pursuant to Rule 23 of the Court of Chancery, who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

47. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of February 28, 2011, there were approximately 28 million shares of Bronco common stock outstanding. The actual number of shareholders of Bronco is believed to be in the thousands and will be ascertained through discovery.

48. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

A. whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

B. whether Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

C. whether the Defendants have improperly impeded or erected barriers to discourage other offers for the Company or its assets; and

D. whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

49. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

50. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature who will fairly and adequately protect the interests of the Class.

51. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

52. Plaintiff anticipates no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

53. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY

(Against the Individual Defendants)

54. Plaintiff repeats and realleges each allegation set forth herein.

55. The Individual Defendants have violated their fiduciary duties of care, good faith and loyalty, owed to the public shareholders of Bronco.

56. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the best reasonably available transaction in exchange for their investment in Bronco.

57. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Chesapeake without regard to the fairness of the transaction to Bronco shareholders.

58. The Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith, owed to the shareholders of Bronco because, among other reasons:

A. they failed to take steps to maximize the value of Bronco to its public shareholders, by, inter alia, failing to conduct an auction of the company before accepting Chesapeake’s bid and failing to conduct a market test;

B. they failed to properly value Bronco or the synergistic benefits that would accrue to Chesapeake in the transaction;

C. they approved a Proposed Transaction that prohibits solicitation of competing bids;

D. they failed to protect against the inherent conflicts of interest caused by the directors’ distinct and personal gains to be had in consummating the Proposed Transaction, which benefits are not shared with the Company’s other shareholders;

E. they approved a Proposed Transaction that interposes an excessive break up fee, which would establish a substantial hurdle to any competing bidders.

59. Because the Individual Defendants dominate and control the business and corporate affairs of Bronco, and are in possession of private corporate information concerning Chesapeake’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Bronco, which makes it inherently unfair for them to pursue any Proposed Transaction wherein they will reap disproportionate benefits, such as change in control payments, to the exclusion of maximizing shareholder value.

60. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

61. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Bronco’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

62. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction which will exclude the Class from its fair share of Bronco’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

63. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

64. As Plaintiff and the members of the Class are seeking preliminary and final injunctive relief, Bronco is an active and necessary participant to complete the Proposed Transaction on terms that are unfair to Bronco shareholders.

65. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Bronco’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Transaction terms, and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

66. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against Chesapeake and Bronco)

67. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

68. Chesapeake and Bronco have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Chesapeake has acted and is acting with knowledge or with reckless disregard that the other Defendants are in breach of their fiduciary duties to Bronco’s public shareholders and have participated in such breaches of fiduciary duties by the directors of Bronco and thus are liable as aiders and abettors. Chesapeake is also an active and necessary participant in the Individual Defendants’ plan to complete the Proposed Transaction on terms that are unfair to Bronco shareholders, as Chesapeake seeks to pay as little as possible to Bronco shareholders.

69. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief, in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative and Plaintiff’s counsel as Class counsel;

B. Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;

C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a proposed transaction providing the best possible terms for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Bronco’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Bronco;

E. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof;

F. Awarding damages to the class, in an amount to be determined at trial;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

DATED: April 29, 2011		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
OF COUNSEL:		(302) 295-5310

Attorneys for Plaintiff
GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy
Michael Goldberg
Louis Boyarsky
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
(310)201-9150

HARWOOD FEFFER LLP
Mathew M. Houston
488 Madison Avenue, 8th Floor
New York, NY 10022
(212) 935-7400

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